June 5, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:         Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 11

Dear Ms. Dubey:

Thank you for your additional telephonic comments on May 29, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on June 5, 2015.

Comment 1.             Page 2, Principal Investment Strategies, fourth bullet. Regarding Response #10 in your previous response letter, you indicate that you have added disclosure that CDOs and CLOs will be treated as illiquid. The Staff requests that you specifically disclose the 15% limitation on investments in illiquid securities.

Response 1.             We have added the requested disclosure.

Comment 2.             Page 2, Principal Investment Strategies, fourth bullet. Regarding Response #11 in your previous response letter, the Staff continues to believe that use of the term “credit” in the fund’s name suggests that the fund invests in debt securities and that the 80% name rule test should be applied to the term in that context. Further, the Staff does not believe that equity tranches of CDOs and CLOs should be considered credit or debt securities for purposes of the name rule test. The Staff requests that the fund either revise its principal strategies to align with the Staff’s interpretation regarding use of the term “credit” in its name, or change its name so as not to be constrained by use of the term “credit” in its name.

Response 2.             We have thoroughly reviewed Rule 35d-1 and related guidance, and we do not believe the term “credit” in the fund’s name to be subject to the name rule as the term “credit” is not descriptive of a particular type of investment. As we previously responded, the use of the term “credit opportunities” in the fund’s name refers to where the fund will participate in the capital structure and the timing of the business cycle of the issuers in which it invests, and is not intended to suggest that the fund invests only in debt securities. The fund’s investments in CDOs and CLOs are intended to be within this context, even when the fund ultimately obtains equity tranches of such investments. We have therefore made no changes in response to this comment.

Securities distributed by VP Distributors, LLC

Comment 3.             Page 5, Payments to Broker-Dealers and Other Financial Intermediaries. Regarding Response #20, the Staff continues to believe that the referenced disclosure should be moved elsewhere since it is not required by Item 8, and therefore not permitted here.

Response 3.             We believe that removal of the referenced language would cause the remaining (required) language to be misleading since no payments as described are made to broker-dealers with respect to Class R6 Shares and therefore no potential exists within that context for the conflicts of interest being described. We believe the referenced disclosure provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We have therefore made no changes in response to this comment.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

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